PGIM Rock ETF Trust

655 Broad Street

Newark, New Jersey 07102

December 20, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Tim Worthington

Re: PGIM Rock ETF Trust - Responses to Comments on Amended Registration Statement Filing on Form N-1A/A

Securities Act Registration No. 333-274664 Investment Company Act No. 811-23901

Dear Mr. Worthington:

We filed through EDGAR on November 11, 2023, on behalf of the funds listed in Schedule A hereto (each, a "Fund"; collectively, the "Funds"), each a new series of PGIM Rock ETF Trust (the "Trust" or the "Registrant"), Pre-Effective Amendment Number 1 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement").

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") conveyed by telephone to Debra Rubano on December 6, 2023. For your convenience, a summary of the Staff's comments is included herein, and each Fund's responses are keyed accordingly, as set forth below. Capitalized terms not otherwise defined herein have the meanings given them in the Registration Statement. Page numbers referenced herein are to those set forth in the Registration Statement.

Any changes made in response to the Staff's comments, along with any other non-material changes, will be reflected in the next amendment to the Trust's Registration Statement.

1.Comment: We reiterate comments 39 and 40 from the comments we provided on October 23, 2023, in regard to the sections of the Declaration of Trust pertaining to derivative suits and waivers of jury trials.

Response: The Registrant has made the requested changes to the Declaration of Trust.

2.(a) We reiterate comment 27 from the comments we provided on October 23, 2023, and request that Registrant move disclosure in last paragraph that states "the Fund enters into derivatives transactions, including FLEX Options, pursuant to Rule 18f-4 under the 1940 Act. Rule 18f-4 requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund's level of exposure to derivative instruments" to the statutory prospectus.

Response: The Registrant has updated its disclosure accordingly.

(b)With respect to the Section "Flex Options" in the summary prospectus, please move the second and third sentence in the first paragraph to the statutory prospectus.

Response: The Registrant has updated its disclosure accordingly.

(c)With respect to the second paragraph in the section "Flex Options" in the summary prospectus, please move this paragraph to the statutory prospectus or the statement of additional information (SAI).

Response: The Registrant has updated its disclosure accordingly. The Registrant has retained the sentence which reads "The Fund utilizes European style option contracts, which are exercisable only on the expiration date of the option contract" in the summary prospectus disclosure because the Registrant believes this sentence explains the specific types of options used by the Funds, rather than being general disclosure explaining how options work.

(d)With respect to the third paragraph in the section "Flex Options" in the summary prospectus, please move the third and fourth sentences to the statutory prospectus or the SAI.

Response: The Registrant has updated its disclosure accordingly.

(e)With respect to the fourth paragraph in the section "Flex Options" in the summary prospectus, please move sentences two through four into the principal strategy section above the graph and place into bullet points.

Response: The Registrant has updated its disclosure accordingly.

3.We note that the N1A/A disclosure of the cap includes blanks, the Staff cannot declare the N-1A/A effective until the filing is materially complete. Please supplementally explain how the registration statement will be updated with the information on the final caps.

Response: The Registrant notes the disclosure in the section "Subsequent Target Outcome Periods" in the section "More About the Funds' Principal and Non-Principal Investment Strategies, Investments and Risks" provides information about how each Fund will alert existing shareholders to its respective cap at the beginning of each new Target Outcome Period. For the initial Target Outcome Period of each Fund, the Registrant will prepare and file supplements to the Fund's prospectus and summary prospectus consistent with the second and third supplements from the section "Subsequent Target Outcome Periods." The

Registrant has either added (for each January series) or will add approximately a week before such cap being established (for each of the other 22 series) disclosure near the blank cap information indicating an anticipated cap range and that the Fund will provide notice of the initial cap to investors. The Registrant confirms that each Fund will not sell its shares prior to a supplement being filed that discloses the anticipated cap range.

Cover Page Comments

4.With respect to the first paragraph before the bullet points, please disclose the buffer amount after fees and expense.

Response: The Registrant has updated its disclosure accordingly.

5.With respect to the second bullet, please add the word "limited" before "downside protection".

Response: The Registrant has updated its disclosure accordingly.

6.Where applicable within cover page please revise disclosure to clarify that the Fund has characteristics unlike many traditional investment products and may not be suitable for all investors and is only appropriate for shareholders willing to bear those losses.

Response: The Registrant has updated its disclosure accordingly.

7.Please revise the penultimate bullet point to clarify that investors considering purchasing shares after the Target Outcome Period has begun or selling shares prior to the end of the Target Outcome period should visit fund website to understand the potential outcomes.

Response: The Registrant has updated its disclosure accordingly.

8.Please place in bold font disclosure that the Fund will not terminate as a result of reaching the end of the Target Outcome Period.

Response: The Registrant has updated its disclosure accordingly.

9.Please incorporate the themes of the information that is currently disclosed in penultimate paragraph of the section "Limited Buffer and Cap" into the cover page.

Response: The Registrant has updated its disclosure accordingly.

10.Please merge the last bullet on cover (changing cap) and the second bullet (upside cap). Response: The Registrant has updated its disclosure accordingly.

11.With respect to the disclosure in the third paragraph under "Principal Investment Strategies" please add back in language that stated the yield performance of the S&P 500 does not reflect the payment of dividends.

Response: The Registrant has updated its disclosure accordingly.

12.With respect to the newly added graphs, there is an 18% hypothetical cap. Please delete reference to hypothetical cap, as well as outperformance information in the graph.

Please explain supplementally whether the graph will be updated in future amendments to reflect the actual cap amounts.

Response: The Registrant has updated its disclosure to remove the reference to the 18% cap. The Registrant confirms that the graph will not be updated in future amendments to reflect the actual cap amount.

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President and Corporate Counsel